HSBC

January 2024
Free Writing Prospectus
Registration Statement No. 333-253385
Dated January 12, 2024
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered PLUS Based on the Level of the S&P 500® Index due May 22, 2025
Buffered Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The Buffered PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, provide for a return of at least 10.00% of the principal amount at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the level of the underlying index has appreciated from the initial level, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the underlying index, subject to the maximum payment at maturity. However, at maturity, if the level of the underlying index has depreciated from the initial level but not by more than the buffer amount, then investors will receive the stated principal amount of their investment. At maturity, if the level of the underlying index has depreciated from the initial level by more than the buffer amount, then investors will lose 1% for every 1% decline in the level of the underlying index beyond the buffer amount. The Buffered PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index, and the limited protection against loss if the level of the underlying index does not decline by more than the buffer amount. **Investors may lose up to 90.00% of the stated principal amount of the Buffered PLUS. All payments on the Buffered PLUS are subject to the credit risk of HSBC.**

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	May 22, 2025, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Underlying index:	The S&P 500® Index (Bloomberg symbol: SPX)
Aggregate principal amount:	$
Payment at maturity:	For each $1,000 stated principal amount security you hold at maturity: • If the final level is **greater than** the initial level: $1,000 + the leveraged upside payment, subject to the maximum payment at maturity • If the final level is **equal to or less than** the initial level by an amount **equal to or less than** the buffer amount: $1,000 • If the final level is **less than** the initial level by an amount **greater than** the buffer amount: ($1,000 × the index performance factor) + $100.00 **If the final level is less than the initial level by more than the buffer amount, your payment at maturity will be less than, and possibly significantly less than, the $1,000 principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. All payments on the Buffered PLUS are subject to the credit risk of HSBC.**
Leveraged upside payment:	$1,000 x leverage factor x index percent increase
Leverage factor:	200.00%
Index percent increase:	(final level – initial level) / initial level
Initial level:	The official closing level of the underlying index on the pricing date
Final level:	The official closing level of the underlying index on the valuation date
Buffer amount:	10.00%
Valuation date*:	May 19, 2025, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Index performance factor:	final level / initial level
Maximum payment at maturity:	At least $1,160.50 per Buffered PLUS (at least 116.05% of the stated principal amount). The actual maximum payment at maturity will be determined on the trade date.
Principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS
Pricing date*:	On or about January 11, 2024
Trade date*:	On or about January 17, 2024
Original issue date*:	On or about January 22, 2024 (3 business days after the trade date)
Estimated initial value:	The estimated initial value of the Buffered PLUS is expected to be less than the price you pay to purchase the Buffered PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Buffered PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the trade date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the Buffered PLUS, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the Buffered PLUS in the secondary market, if any."
CUSIP:	40447AWV2
ISIN:	US40447AWV24
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Additional Information About the Buffered PLUS - Supplemental plan of distribution (conflicts of interest)."

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per Buffered PLUS	$1,000.00	$0.00[(1)]	$1,000.00
Total			

(1)   Neither HSBC USA Inc. nor any of its affiliates will pay an underwriting discount. See "Additional Information About the Buffered PLUS - Supplemental plan of distribution (conflicts of interest)."

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Buffered PLUS.
The estimated initial value of the Buffered PLUS on the trade date is expected to be between $945.00 and $995.00 per Buffered PLUS, which will be less than the price to public. The market value of the Buffered PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 6 of this document for additional information.
An investment in the Buffered PLUS involves certain risks. See "Risk Factors" beginning on page 6 of this free writing prospectus, page S-1 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.
Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Buffered PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm
The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm
The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm
The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Buffered Performance Leveraged Upside Securities

Principal at Risk Securities

The Buffered PLUS Based on the Level of the S&P 500® Index due May 22, 2025 (the "Buffered PLUS") can be used:

- As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index, subject to the maximum payment at maturity
- To enhance positive returns and potentially outperform the underlying index in a moderately bullish scenario
- To achieve similar levels of upside exposure to the underlying index as a direct investment in the securities included in the underlying index, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor
- To obtain a buffer against a specified level of negative performance in the underlying index

Maturity:	16 months
Leverage factor:	200.00%
Maximum payment at maturity:	At least $1,160.50 per Buffered PLUS (at least 116.05% of the stated principal amount, to be determined on the trade date)
Buffer amount:	10.00%

Key Investment Rationale

The Buffered PLUS offer 200.00% leveraged upside on the positive performance of the underlying index, subject to a maximum payment at maturity of at least $1,160.50 per Buffered PLUS (at least 116.05% of the stated principal amount). The actual maximum payment at maturity will be determined on the trade date. However, if the level of the underlying index has declined from the initial level by more than the buffer amount as of the valuation date, investors will lose 1% for every 1% decrease in the level of the underlying index by more than the buffer amount. **Investors may lose up to 90.00% of the stated principal amount of the Buffered PLUS.** All payments on the Buffered PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The Buffered PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the securities included in the underlying index.
Buffer Feature	At maturity, even if the level of the underlying index has declined over the term of the Buffered PLUS, you will receive your stated principal amount, but only if the level of the underlying index has declined by no more than the buffer amount from the initial level.
Upside Scenario	The level of the underlying index appreciates from the initial level and, at maturity for each Buffered PLUS, we will pay the stated principal amount of $1,000 plus 200.00% of the index percent increase, subject to a maximum payment at maturity of at least $1,160.50 per Buffered PLUS (at least 116.05% of the stated principal amount).
Par Scenario	The level of the underlying index depreciates from the initial level but by no more than 10.00%, and, at maturity for each Buffered PLUS, we will pay the stated principal amount of $1,000.
Downside Scenario	The level of the underlying index depreciates from the initial level by more than 10.00%, and, at maturity for each Buffered PLUS, you will lose 1% for every 1% that the level of the underlying index has decreased by more than 10.00%.

How the Buffered PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS assuming the following terms:

Stated principal amount:	$1,000 per Buffered PLUS
Leverage factor:	200.00%
Hypothetical maximum payment at maturity:	At least $1,160.50 per Buffered PLUS (at least 116.05% of the stated principal amount). The actual maximum payment at maturity will be at least $1,160.50 per Buffered PLUS and will be determined on the trade date.
Buffer amount:	10.00%

Buffered PLUS Payoff Diagram



How it works

- Upside Scenario: If the level of the underlying index appreciates from the initial level, investors would receive the $1,000 stated principal amount plus 200.00% of the appreciation of the underlying index over the term of the Buffered PLUS, subject to a hypothetical maximum payment at maturity of $1,160.50 per Buffered PLUS. Under the hypothetical terms of the Buffered PLUS, an investor would realize the hypothetical maximum payment at maturity at a final level of 108.025% of the initial level.
  - For example, if the level of the underlying index appreciates 5%, investors would receive a 10.00% return, or $1,100.00 per Buffered PLUS.
  - For example, if the level of the underlying index appreciates 50%, investors would receive only the hypothetical maximum payment at maturity of $1,160.50 per Buffered PLUS, or 116.05% of the stated principal amount.

- Par Scenario: If the level of the underlying index depreciated from the initial level but by no more than 10.00%, investors would receive the stated principal amount of $1,000 per Buffered PLUS.
  - For example, if the level of the underlying index depreciates 5%, investors would receive the $1,000 stated principal amount.

- Downside Scenario: If the level of the underlying index depreciates from the initial level by more than 10.00%, the payment at maturity would be less than the stated principal amount of $1,000 by an amount that is proportionate to the decrease in the level of the underlying index beyond the buffer amount.
  - For example, if the underlying index depreciates 30%, investors would lose 20% of their principal and receive only $900.00 per Buffered PLUS at maturity, or 90% of the stated principal amount.

Investor Suitability

The Buffered PLUS may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the underlying index and you believe the level of the underlying index will increase over the term of the Buffered PLUS.

- You are willing to invest in the Buffered PLUS based on the maximum payment at maturity of at least 116.05% of the stated principal amount (to be determined on the trade date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the trade date.

- You are willing to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying index decreases by more than 10.00%.

- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the underlying index.

- You do not seek current income from your investment.

- You are willing to hold the Buffered PLUS to maturity.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Buffered PLUS versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Buffered PLUS.

The Buffered PLUS may not be suitable for you if:

- You believe the level of the underlying index will decrease, or that it will not increase sufficiently to provide you with your desired return.

- You are unwilling to invest in the Buffered PLUS based on the maximum payment at maturity of at least 116.05% of the stated principal amount (to be determined on the trade date), which may limit your return at maturity. The actual maximum payment at maturity will be determined on the trade date.

- You are unwilling to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying index decreases by more than 10.00%.

- You prefer to receive the dividends or other distributions paid on the stocks included in the underlying index.

- You seek current income from your investment.

- You are unable or unwilling to hold the Buffered PLUS to maturity.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Buffered PLUS.

Risk Factors

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Buffered PLUS is not equivalent to investing directly in the underlying index. You should understand the risks of investing in the Buffered PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Buffered PLUS in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Buffered PLUS described in the following sections:

"—Risks Relating to All Note Issuances" in the prospectus supplement; and

"—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Buffered PLUS

- **Buffered PLUS do not pay interest.** The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest, and will provide for the return of only 10.00% of the principal amount at maturity. If the level of the underlying index depreciates from the initial level by more than 10.00%, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount by an amount proportionate to the decline in the level of the underlying index beyond the buffer amount, subject to the credit risk of HSBC. You may lose up to 90.00% of the stated principal amount of the Buffered PLUS.

- **The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity.** The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity of at least $1,160.50 per Buffered PLUS (at least 116.05% of the stated principal amount). The actual maximum payment at maturity will be determined on the trade date. Although the leverage factor provides 200.00% exposure to any amount by which the final level is greater than the initial level, because the payment at maturity will be limited to 116.05% of the stated principal amount for the Buffered PLUS (based on the maximum payment at maturity of $1,160.50), any increase in the final level over the initial level by more than 8.025% of the initial level will not further increase the return on the Buffered PLUS.

- **Investing in the Buffered PLUS is not equivalent to investing in the stocks included in the underlying index.** Investing in the Buffered PLUS is not equivalent to investing in the component securities of the underlying index. Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in the underlying index.

- **The amount payable on the Buffered PLUS is not linked to the level of the underlying index at any time other than the valuation date.** The final level will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the Buffered PLUS may be higher than the final level, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

Risks Relating to the Underlying Index

- **Adjustments to the underlying index could adversely affect the value of the Buffered PLUS.** S&P Dow Jones Indices LLC, the sponsor of the underlying index, may add, delete or substitute the stocks included in the underlying index. In addition, the publisher of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the Buffered PLUS.

General Risk Factors

▪ **Credit risk of HSBC USA Inc.** The Buffered PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Buffered PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Buffered PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Buffered PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Buffered PLUS and could lose your entire investment.

▪ **The estimated initial value of the Buffered PLUS, which will be determined by us on the trade date, is expected to be less than the price to public and may differ from the market value of the Buffered PLUS in the secondary market, if any.** The estimated initial value of the Buffered PLUS will be calculated by us on the trade date and is expected to be less than the price to public. The estimated initial value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Buffered PLUS. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Buffered PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Buffered PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Buffered PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Buffered PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Buffered PLUS in the secondary market (if any exists) at any time.

▪ **The price of your Buffered PLUS in the secondary market, if any, immediately after the trade date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Buffered PLUS and the costs associated with structuring and hedging our obligations under the Buffered PLUS. These costs will be used or retained by us or one of our affiliates. If you were to sell your Buffered PLUS in the secondary market, if any, the price you would receive for your Buffered PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Buffered PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The Buffered PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Buffered PLUS to maturity. Any sale of the Buffered PLUS prior to maturity could result in a loss to you.

▪ **If HSBC Securities (USA) Inc. were to repurchase your Buffered PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Buffered PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Buffered PLUS in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated initial value on the trade date for a temporary period expected to be approximately 8 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Buffered PLUS and other costs in connection with the Buffered PLUS that we will no longer expect to incur over the term of the Buffered PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Buffered PLUS and any agreement we may have with the distributors of the Buffered PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Buffered PLUS based on changes in market conditions and other factors that cannot be predicted.

▪ **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Buffered PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial level and the final level, and will calculate the amount of cash, if any, that you will receive at maturity. Moreover, certain determinations made by HSBC or one of its affiliates in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of the underlying index. These determinations, which may be subjective, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the Buffered PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Buffered PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Buffered PLUS in taking any actions, including the determination of the initial level, that might affect the value of your Buffered PLUS. See "Additional Terms of the Notes—Discontinuance or Modification of an Index" and "—Market Disruption Event" in the Equity Index Underlying Supplement.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.** One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the Buffered PLUS (and possibly to other instruments linked to the underlying index or the securities comprising the underlying index), including trading in the securities comprising the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Buffered PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade those securities and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the Buffered PLUS. Additionally, hedging or trading activities during the term of the Buffered PLUS, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The Buffered PLUS are not insured by any governmental agency of the United States or any other jurisdiction.** The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Buffered PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amounts due on the Buffered PLUS.

- **The market price of the Buffered PLUS will be influenced by many unpredictable factors.** Several factors will influence the market price of the Buffered PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities included in the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the S&P 500® Index" below. You may receive less, and possibly significantly less, than the stated principal amount if you try to sell your Buffered PLUS prior to maturity.

- **The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Buffered PLUS will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Buffered PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Buffered PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Buffered PLUS, the price at which you may be able to trade your Buffered PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Buffered PLUS, it is likely that there would be no secondary market for the Buffered PLUS. Accordingly, you should be willing to hold your Buffered PLUS to maturity.

- **The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Buffered PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the S&P 500® Index

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-55 of the accompanying Equity Index Underlying Supplement.

Historical Information



Historical Performance of the Underlying Index – Daily Official Closing Levels
January 10, 2014 to January 10, 2024

Additional Information About the Buffered PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	40447AWV2
ISIN:	US40447AWV24
Minimum ticketing size:	$1,000 / 1 Buffered PLUS
Denominations:	$1,000 per Buffered PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each Buffered PLUS, and therefore significant aspects of the tax treatment of each Buffered PLUS are uncertain as to both the timing and character of any inclusion in income in respect of each Buffered PLUS. Under one approach, each Buffered PLUS could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each Buffered PLUS consistent with this approach. Pursuant to the terms of each Buffered PLUS, you agree to treat each Buffered PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat each Buffered PLUS as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each Buffered PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Buffered PLUS for more than one year at such time for U.S. federal income tax purposes.
	In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Buffered PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of a Buffered PLUS is required to accrue income in respect of the Buffered PLUS prior to the receipt of payments under the Buffered PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Buffered PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the Buffered PLUS could be subject to U.S. withholding tax in respect of a Buffered PLUS. It is unclear whether any regulations or other guidance would apply to the Buffered PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Buffered PLUS.
	We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.
	A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Buffered PLUS is not a "delta-one" instrument, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Buffered PLUS. However, it is possible that the Buffered PLUS could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying index or the Buffered PLUS, and following such occurrence the Buffered PLUS could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlying index or the

	Buffered PLUS should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Buffered PLUS and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
	Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Buffered PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Buffered PLUS.
	For a further discussion of U.S. federal income tax consequences related to each Buffered PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Buffered PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Buffered PLUS. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discount.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Buffered PLUS, but is under no obligation to make a market in the Buffered PLUS and may discontinue any market-making activities at any time without notice.
	We expect that delivery of the Buffered PLUS will be made against payment for the Buffered PLUS on or about the original issue date set forth on the cover page of this document, which is more than two business days following the Trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Buffered PLUS more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.
Events of default and acceleration:	If the Buffered PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Buffered PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for the underlying index immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date.
	For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Where you can find more information:	This free writing prospectus relates to an offering of the Buffered PLUS linked to the underlying index. The purchaser of a Buffered PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Buffered PLUS relates to the underlying index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any security included in the underlying index or as to the suitability of an investment in the Buffered PLUS.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and the Equity Index Underlying Supplement dated February 23, 2021. If the terms of the Buffered PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the Buffered PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax,

accounting and other advisors before you invest in the Buffered PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

The prospectus supplement at:

https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

The prospectus at:

https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

This document provides a summary of the terms and conditions of the Buffered PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.